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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 2)


                             Hilite Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

         HILITE HOLDINGS, LLC                           CHRIS A. CURTO
         HILITE MERGECO, INC.                          ARTHUR D. JOHNSON
     JAMES E. LINEBERGER, JR. TRUST                     RONALD E. REINKE
      GEOFFREY S. LINEBERGER TRUST                      DONALD M. MAHER
     CHRISTOPHER LINEBERGER TRUST                        WILLIE VERCHER
 THE BRADY FAMILY LIMITED PARTNERSHIP            DR. KRISHNAMURTHY SUNDARARAJAN
         SAMUEL M. BERRY
-------------------------------------------------------------------------------
                       (Names of Persons Filing Statement)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   43153 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Joseph W. Carreras
                              Hilite Holdings, LLC
                              Hilite Mergeco, Inc.
                                 Terminal Square
                                50 Public Square
                                   32nd Floor
                              Cleveland, Ohio 44113
                                 (216) 771-6700

                                 with a copy to:

Edward R. Mandell, Esq.                              Christopher M. Kelly, Esq.
Jordan A. Horvath, Esq.                              Patrick J. Leddy, Esq.
Parker Chapin Flattau & Klimpl, LLP                  Jones, Day, Reavis & Pogue
1211 Avenue of the Americas                          901 Lakeside Avenue
New York, New York 10036                             Cleveland, Ohio 44114
(212) 704-6000                                       (216) 586-3939
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 26, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)



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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



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ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on May 7, 1999 by Hilite Holdings, LLC ("Buyer") and Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission by Buyer, Hilite Mergco, Inc. ("Merger Subsidiary"), and the James E. Lineberger, Jr. Trust, Geoffrey S. Lineberger Trust, Christopher Lineberger Trust, The Brady Family Limited Partnership, Samuel M. Berry, Chris A. Curto, Arthur D. Johnson, Ronald E. Reinke, Donald M. Maher, Willie Vercher and Dr. Krishnamurthy Sundararajan (collectively, the "Continuing Stockholders") on May 20, 1999.

This Amendment No. 2 to Schedule 13D relates to the common stock, $0.01 par value per share (the "Shares") of Hilite Industries, Inc., a Delaware corporation (the "Company"). The principal office of the Company is at 1671 S. Broadway, Carrollton, Texas 75006.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended as follows:

                  The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 15. Certain Information Concerning Buyer and Merger Subsidiary" is hereby amended as follows:

                  The section heading is hereby amended to "THE TENDER OFFER --
         Section 15. Certain Information Concerning CK&Co., Buyer and Merger Subsidiary".

                  The information set forth in the first paragraph on page 44 under "THE TENDER OFFER -- Section 15. Certain Information Concerning CK&Co., Buyer and Merger Subsidiary" is hereby amended and restated as follows:

                  "Neither CK&Co., Buyer nor Merger Subsidiary had any relationship with the Company prior to the commencement of the discussions that led to the execution of the Merger Agreement. None of CK&Co., Buyer and Merger Subsidiary believe that it is an "affiliate" of the Company within the meaning of Rule 13e-3 under the Exchange Act."


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 1999


                                    HILITE INDUSTRIES, INC.

                                     /s/ Samuel M. Berry
                                    -------------------------------------------
                                    By:  Samuel M. Berry
                                         President and Chief Operating Officer


                                    HILITE HOLDINGS, LLC

                                     /s/ Joseph W. Carreras
                                    -------------------------------------------
                                    By:  Joseph W. Carreras
                                         President


                                    HILITE MERGECO, INC.

                                     /s/ Joseph W. Carreras
                                    -------------------------------------------
                                    By:  Joseph W. Carreras
                                         President


                                    JAMES E. LINEBERGER, JR. TRUST

                                     /s/ James E. Lineberger, Jr.
                                    -------------------------------------------
                                    By:  James E. Lineberger, Jr.
                                         Trustee


                                    GEOFFRY S. LINEBERGER TRUST

                                     /s/ James E. Lineberger, Jr.
                                    -------------------------------------------
                                    By:  James E. Lineberger, Jr.
                                         Trustee


                                    CHRISTOPHER LINEBERGER TRUST

                                     /s/ James E. Lineberger, Jr.
                                    -------------------------------------------
                                    By:  James E. Lineberger, Jr.
                                         Trustee



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                                    THE BRADY FAMILY LIMITED PARTNERSHIP

                                     /s/ Daniel W. Brady
                                    -------------------------------------------
                                    By:  Daniel W. Brady
                                         General Partner

                                    /s/ Samuel M. Berry
                                    -------------------------------------------
                                    Samuel M. Berry


                                    /s/ Chris A. Curto
                                    -------------------------------------------
                                    Chris A. Curto


                                    /s/ Arthur D. Johnson
                                    -------------------------------------------
                                    Arthur D. Johnson


                                    /s/ Ronald E. Reinke
                                    -------------------------------------------
                                    Ronald E. Reinke


                                    /s/ Donald M. Maher
                                    -------------------------------------------
                                    Donald M. Maher


                                    /s/ Willie Vercher
                                    -------------------------------------------
                                    Willie Vercher


                                    /s/ Dr. Krishnamurthy Sundararajan
                                    -------------------------------------------
                                    Dr. Krishnamurthy Sundararajan



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